EX-99 77.M

On June 8, 2016, the Board of Directors of Calvert
Variable Products
, Inc. approved a resolution to reorganize Calvert VP
Natural
Resources Portfolio and Calvert VP SRI Large Cap Core
Portfolio
(each, an "Acquired Fund" and collectively, the "Acquired
Funds")
into Calvert VP Russell 2000 Small Cap Index Portfolio, also a series of Calvert Variable Products, Inc. (the "Acquiring
Fund").  The
reorganization involved a transfer of all of the assets of each
Acquired Fund for shares of the Acquiring Fund and the assumption of the liabilities of the Acquired Funds. Shareholders of the
Acquired Funds voted to approve the reorganization on September 9,
2016. The mergers took place at the close of business on September
23, 2016.